CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2024 and 2023

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Mining Corp. (the “Company”) (“we”, “us” or “our”), formerly Fortuna Silver Mines Inc., have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the accompanying Management’s Discussion and Analysis (“MD&A”) and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of Internal Control over Financial Reporting and Disclosure Controls and Procedures. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of independent directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Jorge Ganoza Durant	/s /Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

March 5, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Fortuna Mining Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fortuna Mining Corp. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the recoverable amount of the Lindero cash-generating unit

As discussed in Note 8 to the consolidated financial statements, the carrying value of the Company’s mineral properties, plant, and equipment was $1,539,187 thousand as of December 31, 2024. As discussed in Note 31 to the consolidated financial statements, the Company determined that there were indicators of both impairment and impairment reversal at the Lindero cash-generating unit (CGU). An increase in operating costs as a result of macro-economic factors, specifically the pace of inflation relative to the devaluation of the Argentine peso, was identified as an impairment indicator, and the increase in the Company’s estimates of future long-term gold prices was identified as an indicator of impairment reversal. The Company estimated the recoverable amount of the Lindero CGU, determined on a fair value less cost of disposal basis, and concluded no impairment charge or impairment reversal was required.

We identified the assessment of the recoverable amount of the Lindero CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Significant assumptions used in the determination of the recoverable amount included the quantities of mineral reserves and mineral resources that form the basis for the life of mine plan, long-term metal prices, expected future production costs, including the impact of inflation and exchange rates in Argentina, and the discount rate. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the Lindero CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount of the Lindero CGU. We assessed the competence, capabilities and objectivity of the Company’s personnel who determined the quantities of mineral reserves and mineral resources information that form the basis for the life of mine plan for the Lindero CGU. We compared the amount of mineral reserves and mineral resources in the discounted cash flow model to the life of mine plan and to the mineral reserve and mineral resource information. We compared the Company’s life of mine plan and operating results to actual results to assess the accuracy of the Company’s forecasting process. We evaluated the Company’s mineral reserves and resources information by analyzing changes from the prior year. We compared expected future production costs in the discounted cash flow model to the life of mine plan and to historical expenditures. We involved valuations professionals with specialized skills and knowledge, who assisted in (1) assessing the long-term metal prices by comparing to third party data; (2) evaluating the discount rate by comparing it to an independently calculated range of discount rates using internal and external independent sources; and (3) evaluating inflation and exchange rates in Argentina by comparing to third party data.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 5, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fortuna Mining Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Fortuna Mining Corp.’s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which appears under the heading Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 5, 2025

Fortuna Mining Corp.

Consolidated Statements of Income (Loss)

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2024 $	2023 $
Sales	19	1,062,037	842,428
Cost of sales	20	718,430	652,403
Mine operating income		343,607	190,025

General and administration	21	76,085	64,073
Foreign exchange loss		12,412	10,885
Impairment of mineral properties, plant and equipment	31(b)	-	90,615
Write-off of mineral properties	8	14,485	5,985
Other expenses	22	12,579	18,874
		115,561	190,432

Operating income (loss)		228,046	(407)

Investment gains	5	9,716	12,395
Interest and finance costs, net	23	(25,553)	(21,790)
Loss on derivatives	19	-	(1,249)
		(15,837)	(10,644)

Income (loss) before income taxes		212,209	(11,051)

Income taxes
Current income tax expense	24	96,468	42,636
Deferred income tax recovery	24	(26,165)	(10,057)
		70,303	32,579
Net income (loss)		141,906	(43,630)

Net income (loss) attributable to:
Fortuna shareholders		128,735	(50,836)
Non-controlling interests	29	13,171	7,206
		141,906	(43,630)

Earnings (loss) per share	18
Basic		0.42	(0.17)
Diluted		0.41	(0.17)

Weighted average number of common shares outstanding (000's)
Basic		308,885	295,067
Diluted		310,747	295,067

The accompanying notes are an integral part of these financial statements.

Page | 1

Fortuna Mining Corp.

Consolidated Statements of Comprehensive Income (Loss)

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2024 $	2023 $
Net income (loss)		141,906	(43,630)

Items that will remain permanently in other comprehensive loss:
Changes in fair value of investments in equity securities, net of $nil tax		123	(22)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax (1)		(475)	(1,859)
Total other comprehensive loss		(352)	(1,881)
Comprehensive income (loss)		141,554	(45,511)

Comprehensive income (loss) attributable to:
Fortuna shareholders		128,383	(52,717)
Non-controlling interests	29	13,171	7,206
		141,554	(45,511)

(1) For the year ended December 31, 2024, the currency translation adjustment is net of tax expense of $0.9 million (2023 - $2.2 million).

The accompanying notes are an integral part of these financial statements.

Page | 2

Fortuna Mining Corp.

Consolidated Statements of Financial Position

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	December 31, 2024 $	December 31, 2023 $
ASSETS
CURRENT ASSETS
Cash and cash equivalents		231,328	128,148
Trade and other receivables	5	99,984	69,529
Inventories	6	134,496	115,825
Other current assets	7	20,433	19,823
		486,241	333,325
NON-CURRENT ASSETS
Mineral properties and property, plant and equipment	8	1,539,187	1,574,212
Other non-current assets	9	90,104	60,326
Total assets		2,115,532	1,967,863

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	10	151,642	148,084
Current portion of debt	13	-	43,901
Income taxes payable	24	80,116	31,779
Current portion of lease obligations	12	19,761	14,941
Current portion of closure and reclamation provisions	15	4,510	5,065
		256,029	243,770
NON-CURRENT LIABILITIES
Debt	13	126,031	162,946
Deferred tax liabilities	24	144,266	159,855
Closure and reclamation provisions	15	70,827	60,738
Lease obligations	12	48,216	42,460
Other non-current liabilities	14	4,090	9,973
Total liabilities		649,459	679,742

SHAREHOLDERS' EQUITY
Share capital	17	1,129,709	1,125,376
Reserves		57,772	25,342
Retained earnings		216,384	87,649
Equity attributable to Fortuna shareholders		1,403,865	1,238,367
Equity attributable to non-controlling interests	29	62,208	49,754
Total equity		1,466,073	1,288,121

Total liabilities and shareholders' equity		2,115,532	1,967,863

Contingencies and Capital Commitments (Note 30)

Subsequent Events (Notes 30(a) and 32)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

Page | 3

Fortuna Mining Corp.

Consolidated Statements of Cash Flows

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2024 $	2023 $

Operating activities:
Net income (loss)		141,906	(43,630)
Items not involving cash:
Depletion and depreciation		229,958	219,688
Accretion expense	23	9,055	6,773
Income taxes		70,303	32,579
Interest expense, net	23	16,498	15,017
Share-based payments, net of cash settlements		8,146	2,017
Impairment of mineral properties, plant and equipment	31(b)	-	90,615
Inventory net realizable value adjustments	6	6,058	6,188
Inventory obsolescence adjustments		1,006	10,097
Write-off of mineral properties	8	14,485	5,985
Unrealized foreign exchange loss		388	5,706
Investment gains	5	(9,716)	(12,395)
Other	22	9,526	4,972
Closure, reclamation and related severance payments	15	(5,595)	(1,203)
Changes in working capital	28	(72,482)	(9,737)
Cash provided by operating activities		419,536	332,672
Income taxes paid		(43,554)	(25,872)
Interest paid		(14,844)	(13,545)
Interest received		4,539	3,654
Net cash provided by operating activities		365,677	296,909

Investing activities:
Additions to mineral properties and property, plant and equipment	8	(203,778)	(217,314)
Purchases of investments	5	(35,857)	(9,359)
Proceeds from sale of investments	5	45,573	21,754
Deposits on long-term assets		(1,769)	-
Costs related to Chesser acquisition, net of cash acquired		-	(13,321)
Other investing activities		1,391	1,356
Cash used in investing activities		(194,440)	(216,884)

Financing activities:
Transaction costs on credit facility	13	(1,963)	-
Repayment of convertible debentures	13	(9,649)	-
Proceeds from credit facility	13	68,000	75,500
Repayment of credit facility	13	(233,000)	(90,500)
Convertible notes issued	13	172,500	-
Cost of financing - 2024 Convertible Notes	13	(6,488)	-
Repurchase of common shares	17	(34,128)	-
Issuance of common shares from option exercise		-	301
Payments of lease obligations	28	(20,690)	(16,625)
Dividend payment to non-controlling interests		(717)	(1,392)
Cash used in financing activities		(66,135)	(32,716)
Effect of exchange rate changes on cash and cash equivalents		(1,922)	346
Increase in cash and cash equivalents during the year		103,180	47,655
Cash and cash equivalents, beginning of the year		128,148	80,493
Cash and cash equivalents, end of the year		231,328	128,148

Cash and cash equivalents consist of:
Cash		184,840	106,135
Cash equivalents		46,488	22,013
Cash and cash equivalents, end of the year		231,328	128,148
Supplemental cash flow information (Note 28)

The accompanying notes are an integral part of these financial statements.

Page | 4

Fortuna Mining Corp.

Consolidated Statements of Changes in Equity

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount $	Equity reserve $	Hedging reserve $	Fair value reserve $	Equity component of convertible debt $	Foreign currency reserve $	Retained earnings $	Non-controlling interests $	Total equity $
Balance at January 1, 2024		306,587,630	1,125,376	26,144	198	(998)	4,825	(4,827)	87,649	49,754	1,288,121
Total comprehensive income
Net income		-	-	-	-	-	-	-	128,735	13,171	141,906
Other comprehensive loss		-	-	-	-	123	-	(475)	-	-	(352)
Total comprehensive income		-	-	-	-	123	-	(475)	128,735	13,171	141,554

Transactions with owners of the Company
Conversion and repayment of debentures	13	7,184,000	35,383	-	-	-	(91)	-	-	-	35,292
Dividend declared and paid to non-controlling interests	29	-	-	-	-	-	-	-	-	(717)	(717)
Repurchase of common shares	17	(7,433,015)	(34,128)	-	-	-	-	-	-	-	(34,128)
Shares issued on vesting of share units		589,574	3,078	(3,078)	-	-	-	-	-	-	-
Share-based payments	16	-	-	3,635	-	-	-	-	-	-	3,635
Equity portion of convertible notes, net of tax	13	-	-	-	-	-	32,316	-	-	-	32,316
		340,559	4,333	557	-	-	32,225	-	-	(717)	36,398

Balance at December 31, 2024		306,928,189	1,129,709	26,701	198	(875)	37,050	(5,302)	216,384	62,208	1,466,073

Balance at January 1, 2023		290,221,971	1,076,342	28,850	198	(976)	4,825	(2,968)	138,485	43,940	1,288,696
Total comprehensive loss
Net loss		-	-	-	-	-	-	-	(50,836)	7,206	(43,630)
Other comprehensive loss		-	-	-	-	(22)	-	(1,859)	-	-	(1,881)
Total comprehensive loss		-	-	-	-	(22)	-	(1,859)	(50,836)	7,206	(45,511)

Transactions with owners of the Company
Acquisition of Chesser		15,545,368	45,548	-	-	-	-	-	-	-	45,548
Dividend payment to non-controlling interests	29	-	-	-	-	-	-	-	-	(1,392)	(1,392)
Exercise of stock options		127,350	397	(96)	-	-	-	-	-	-	301
Shares issued on vesting of share units		647,941	2,864	(2,864)	-	-	-	-	-	-	-
Convertible debenture conversion	13	45,000	225	-	-	-	-	-	-	-	225
Share-based payments	16	-	-	254	-	-	-	-	-	-	254
		16,365,659	49,034	(2,706)	-	-	-	-	-	(1,392)	44,936

Balance at December 31, 2023		306,587,630	1,125,376	26,144	198	(998)	4,825	(4,827)	87,649	49,754	1,288,121

The accompanying notes are an integral part of these financial statements.

Page | 5

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”), formerly Fortuna Silver Mines Inc., is a publicly traded company incorporated and domiciled in British Columbia, Canada. The Company’s name was changed on June 20, 2024.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, Peru and Senegal. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in southwestern Burkina Faso, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, and is in a preliminary economic assessment stage of development at the Diamba Sud gold project in Senegal. Subseqent to December 31, 2024, the Company entered into a binding letter agreement for the sale of its 100% interest in Compania Minera Cuzcatlan S.A. de C.V., which owns the San Jose mine. The sale is expected to complete in the first quarter of 2025 (see Note 32).

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

As at December 31, 2024, the Company’s head office was located at Suite 650 - 200 Burrard Street, Vancouver, British Columbia V6C 3L6, Canada. In January 2025, the Company relocated its head office to Suite 820 - 1111 Melville Street, Vancouver, British Columbia V6E 3V6, Canada. As at December 31, 2024, the Company’s registered office was located at Suite 3500 - 1133 Melville Street, Vancouver, British Columbia V6E 4E5, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements (“financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2024.

On March 5, 2025, the Company's Board of Directors approved these financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 26) at the end of each reporting period.

Page | 6

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   MATERIAL ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these financial statements.

(a)    Basis of Consolidation

These financial statements include the accounts of the Company. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and had the ability to affect those returns through its power over the investee.

The Company is the ultimate parent entity of the group. At December 31, 2024 the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero mine
Roxgold SANU S.A. (“Sanu”)	Burkina Faso	90%	Yaramoko mine
Roxgold SANGO S.A. (“Sango”)	Côte d’Ivoire	90%	Séguéla mine

(b)    Non-Controlling Interests

Non-controlling interests represents equity interests in subsidiaries owned by outside parties. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and other comprehensive income is recognized directly in equity even if the results of the non-controlling interests have a deficit balance.

The Company recognizes transactions with non-controlling interests as transactions with equity shareholders. Changes in the Company’s ownership interest in subsidiaries that do not result in loss of control are accounted for as equity transactions.

Page | 7

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Consolidation, Functional and Presentation Currency

These financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates. The functional currency of all subsidiaries is US dollars, except for those outlined in the table below.

Name of Subsidiary	Place of Incorporation	Beneficial Common Share Ownership Interest	Principal Activity	Functional Currency
Roxgold Inc.	Canada	100%	Holding	CAD
FR Gold Mining Inc.	Canada	100%	Holding	CAD
Fortuna Silver Mines Australia Pty Ltd.	Australia	100%	Corporate	AUD
LGL Exploration Côte d’Ivoire SA	Côte d’Ivoire	100%	Exploration	XOF
LGL Resources Côte d’Ivoire SA	Côte d’Ivoire	100%	Exploration	XOF
Roxgold Boussoura SARL	Burkina Faso	100%	Exploration	XOF

Assets and liabilities of the subsidiaries that have a functional currency other than US dollars are translated into US dollars at the exchange rate in effect on the consolidated statements of financial position date and revenues and expenses are translated at the average rate over the reporting period. Gains and losses from these translations are recognized in other comprehensive loss.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(d)    Inventories

Inventories include mineral concentrates, doré, leach pad, gold in-circuit, stockpiled ore, materials and supplies, which are valued at the lower of average production cost and estimated net realizable value. Production costs allocated to metal inventories include direct mining costs, direct labour costs, direct material costs, mine site overhead, depletion and amortization. Stockpiled ore that is not expected to be processed within the next twelve months is classified as non-current. Costs allocated to materials and supplies are based on weighted average costs and include all costs of purchase and other costs in bringing these inventories to their existing location and condition.

Page | 8

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In the heap leaching process, ore is stacked on the leach pad and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. The cost of leach pad inventory is based on cost of mining, crushing, and leaching, including applicable depletion and amortization, and is removed as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold in the leach pad are calculated based on the quantities of ore placed on the leach pad (measured tonnes added to the leach pad), the estimated grade of ore placed on the leach pad (based on assay data), and an estimated recovery percentage (based on estimated recovery assumptions from metallurgical testing). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, estimates are refined based on actual results and engineering studies over a period of time. The final recovery of gold from leach pad will not be known until the leaching process is concluded at the end of the mine life.

If the carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

(e)    Exploration and Evaluation Assets

Exploration expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Significant payments related to the acquisition of land and mineral rights and the costs to conduct a preliminary evaluation to determine that the property has potential to develop an economic ore body are capitalized as incurred. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including, but not limited to, location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

●	the property has mineral reserves as referred to in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and
●	when legal, permitting, and social matters have been resolved sufficiently to allow mining of the ore body.

Exploration and evaluation assets are tested for impairment when an indicator of impairment is identified and upon reclassification to mining properties.

If no mineable ore body is discovered, all previously capitalized costs are expensed in the period in which it is determined the property has no economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, plant and equipment. Exploration costs that do not relate to any specific property are expensed as incurred.

Page | 9

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(f)    Mineral Properties, and Property, Plant and Equipment

i.    Mineral Properties and Development Costs

For operating mines, all mineral property expenditures are capitalized and amortized based on a unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected production includes proven and probable reserves, and for the Caylloma, Yaramoko, and Séguéla mines the portion of inferred resources expected to be extracted economically as part of the production cost.

Capitalized costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

The expected production to be obtained over the life of the mineral property is based on our life-of-mine production plans which for Caylloma, Yaramoko and Séguéla include a portion of inferred resources, and therefore differ from the life-of-mine plans the Company publishes as part of our NI 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated (“M&I”) that the Company has historically achieved in the past.

As part of the process to include inferred resources into our life-of-mine production plans, the Company applies an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs, and at this time we apply a conversion or “risk” factor to the mining blocks comprised of inferred resources that we include in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of our mines. The conversion factors used in our 2024 life-of-mine plans were 90% (2023: 90%) at Caylloma, 100% (2023: 100%) at Yaramoko, and 100% (2023: 100%) at Séguéla.

The percentage of inferred resources included as a component of the total mineable inventory (reserve and resource) considered in the 2024 life-of-mine evaluation for each operation as of December 31, 2024, was Caylloma 42% (2023: 50%), Yaramoko 9% (2023: 5%), and Séguéla 1% (2023: 1%).

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

Page | 10

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

ii.    Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Assets, other than capital works in progress, are depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production	Declining balance
Buildings, located at the mine	Units of production	Declining balance
Buildings, others (1)	6-10 years	Straight line
Leasehold improvements (1)	4-8 years	Straight line
Plant and equipment
Processing plant	Units of production	Declining balance
Machinery and equipment (1)	3-12 years	Straight line
Furniture and other equipment (1)	2-12 years	Straight line
Transport units	4-5 years	Straight line
Capital work in progress	Not depreciated

(1)	The lesser of useful life or life of mine.

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life.

Spare parts and components included in machinery and equipment are depreciated over the shorter of the useful life of the component or the related machinery and equipment.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

The sales proceeds and associated production costs incurred during commissioning of qualifying assets under capital works in progress are recognized in profit or loss.

On an annual basis, the depreciation method, useful economic life, and residual value of each component asset is reviewed with any changes recognized prospectively over its remaining useful economic life.

Page | 11

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

iii.   Stripping cost

Pre-production stripping costs are generally capitalized and amortized over the production life of the mine using the unit-of-production method.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the statement of financial position as a stripping activity asset (included in mining interest) if the following criteria are met:

●	improved access to the ore body is probable;
●	the component of the ore body can be accurately identified; and
●	the costs relating to the stripping activity associated with the component can be reliably measured.

If these criteria are not met, the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(g)    Asset Impairment

At the end of each reporting period, the Company assesses for impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal (“FVLCD”) and value in use.

When the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs compatible with the current condition of the business. The cash flow forecasts are based on best estimates of the expected future revenues and costs, including the future cash costs of production, sustaining capital expenditures, and reclamation and closure costs.

Where a FVLCD model is used, the cash flow forecast includes net cash flows expected to be realized from extraction, processing, and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

An assessment is made at each reporting date to determine if a previously recognized impairment should be reversed. An impairment is only reversed if there is a change in the assumptions previously used to determine the recoverable value of the cash-generating unit since the last impairment loss was recognized. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount, net of depreciation and amortization, that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

Page | 12

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(h)    Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”), are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are capable of operating in the manner intended by management.

The capitalization of borrowing costs incurred commences on the date when the following three conditions are met:

●	expenditures for the qualifying asset are being incurred;
●	borrowing costs are being incurred; and
●	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are substantially complete are expensed.

Transaction costs, related to a recognized debt liability, including legal, upfront commitment fees and other costs of issuance, are deferred and presented as a direct reduction from the carrying amount of that debt liability and are amortized over the term of the relevant loan using either the effective interest rate or the straight-line method. Transaction costs that are not attributable to a specific debt liability or where the transaction costs exceed the carrying value of the related debt liability (primarily undrawn credit facilities) are deferred and presented as other non-current assets in the Company's statements of financial position. Amortization of transaction costs is included in interest and finance costs, net in the Company’s statements of income (loss).

All other borrowing costs are expensed in the period in which they are incurred.

(i)    Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at period end adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (“temporary differences”). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability is settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Page | 13

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The following temporary differences do not result in deferred tax assets or liabilities:

●	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
●	goodwill; and
●	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(j)   Provisions

i.    Closure and Reclamation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operation are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. The costs related to a CRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a CRP no longer exists, there is no longer a future benefit related to the costs and as such, the amounts are expensed. Revisions in estimates or new disturbances result in an adjustment to the CRP with an offsetting adjustment to the asset, unless there is no future benefit, in which case they are expensed.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendments to laws and regulations, changes in technologies, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available. Such changes are reflected prospectively in the determination of the provision.

(k)    Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions were not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

Page | 14

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Share-based payment expenses relating to cash-settled awards, including deferred share units, restricted share units, and performance share units, are accrued and expensed over the vesting period based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted at each reporting period for any changes in the underlying share price.

Equity settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counter party renders the services.

i.    Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options.

ii.   Deferred Share Unit Plan

Deferred share units (“DSUs”) are typically granted to non-executive directors of the Company. They are payable in cash upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

iii.  Share Unit Plans

The Company’s share unit plan covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company.

Restricted Share Units

The Company’s RSUs are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled RSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares and the vesting of each RSU grant, with a corresponding amount recorded in trade and other payables, and other non-current liabilities on the Company’s statements of financial position.

For equity-settled RSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant, and the fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

Performance Share Units

The Company’s PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines and are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

Page | 15

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

For cash settled PSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares, the vesting of each PSU grant and the expected performance factors with a corresponding amount recorded in trade and other payables on the Company’s statements of financial position.

For equity-settled PSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant and the number of PSUs expected to vest based on the performance factors. The fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

(l)    Financial Instruments

Classification and measurement of financial assets and financial liabilities

Financial assets are measured as either: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive loss (OCI). This election is made on an investment-by-investment basis. Certain intercompany loans are, in substance, equity investments. Repayments of these intercompany loans are not considered partial disposals of a net equity investment. Consequently, no amounts are reclassified from OCI to profit or loss upon repayment. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Components of compound financial instruments are separately classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The financial liability is initially recognized at fair value, net of an allocation of issuance costs, and is subsequently measured at amortized cost. The equity component is initially measured based on the residual amount, net of an allocation of issuance costs, and is not subsequently remeasured.

Page | 16

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, or cancellation of our own equity instruments. No gain or loss is recognized on the issue of our own equity instruments, unless the equity is issued to settle a liability.

Financial Liabilities at Amortized Cost - Financial liabilities are measured at amortized cost using the effective interest method, unless they are required to be measured at fair value through profit or loss, or the Company has opted to measure them at FVTPL. Debt, accounts payable and accrued liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

The following accounting policies apply to the subsequent measurement of financial assets:

●	Financial assets at FVTPL – These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss;
●	Financial assets at amortized cost – These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss; and
●	Equity investments at FVOCI – These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

(m)    Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate and doré sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate or the doré and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Doré sales are recognized when the Company satisfies its performance obligation and control is transferred to the customer upon payment. Final weights and assays are adjusted on final settlement which is approximately one month after delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 19 of these financial statements.

Page | 17

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(n)    Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, or deferred tax assets, which continue to be measured in accordance with the Company’s other accounting policies. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, intangible assets, mineral properties, and property, plant and equipment are no longer amortized or depreciated.

(o)    Adoption of New Accounting Standards, Interpretation or Amendments

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements, to improve disclosures about supplier finance arrangements. The Company adopted these amendments effective January 1, 2024. The adoption of the amendments did not have a material impact on the Company's financial statements.

In September 2022, the IASB issued amendments to IFRS 16, Lease Liability in a Sale and Leaseback, to clarify how a seller-lessee subsequently measures the lease liability arising from a sale and leaseback transaction. The Company adopted these amendments effective January 1, 2024. The adoption of the amendments did not have a material impact on the Company's financial statements.

In January 2020 and October 2022, the IASB issued amendments to IAS 1, Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants, respectively. The amendments clarify that the classification should be based on the right to defer settlement that exists at the end of the reporting period, irrespective of management's expectations. The amendments also provide guidance on the definition of “settlement” and the impact of covenants on classification. The amendments are to be applied retrospectively to all periods presented. The Company adopted these amendments effective January 1, 2024. The adoption of the amendments did not have a material impact on the Company's financial statements.

(p)    New Accounting Standards Issued but not yet Effective

In April 2024, the IASB issued amendments to IFRS 18, Presentation and Disclosure in Financial Statements. These amendments, effective for annual periods beginning on or after January 1, 2027, replace IAS 1 and introduce new requirements for the presentation and disclosure of information in financial statements. They aim to improve the consistency and comparability of financial reporting, particularly in the income statement, and introduce new requirements for management-defined performance measures. The Company is currently evaluating the impact of these amendments on its financial statements.

In May 2024, the IASB issued amendments to IFRS 7 and IFRS 9, Classification and Measurement of Financial Instruments. These amendments, effective for annual periods beginning on or after January 1, 2026, address specific issues related to the derecognition of financial liabilities settled through an electronic payment system and the classification of financial assets with contractual cash flow characteristics. The Company is currently evaluating the impact of these amendments on its financial statements.

Page | 18

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In August 2023, the IASB issued amendments to IAS 21, Lack of Exchangeability, to clarify the accounting for transactions in currencies that lack exchangeability. These amendments, effective for annual periods beginning on or after January 1, 2025, provide guidance on determining when a currency is considered exchangeable and how to estimate the spot exchange rate in cases where exchangeability is lacking. The Company does not expect that adoption of these amendments will have a material impact on the Company's financial statements.

In September 2014, the IASB issued amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, to address the sale or contribution of assets between an investor and its associate or joint venture. However, the effective date of these amendments has been deferred indefinitely pending the outcome of the IASB's research project on the equity method of accounting. The Company will continue to monitor the status of these amendments and assess their potential impact once an effective date is determined.

4.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these financial statements for the year ended December 31, 2024, the Company applied the critical estimates, assumptions and judgements as disclosed below.

(a)    Critical Accounting Estimates and Assumptions

Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the financial statements include:

i.    Mineral Reserves and Resources and the Life of Mine Plan

The Company estimates its mineral reserves and mineral resources in accordance with the requirements of NI 43-101. Estimates of the quantities of the mineral reserves and mineral resources form the basis for the Company’s life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Significant estimation is involved in determining the reserves and resources included within the Company’s life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in the Company’s life-of-mine plan being revised and such changes could impact depletion rates, asset carrying values and the environmental reclamation provision. As at December 31, 2024, the Company used the following long-term prices for the reserve and resource estimations: gold $1,880/oz, silver $23/oz, lead $2,000/t and zinc $2,700/t, with an exception of the Yaramoko mine, where a gold price of $2,040/oz was used for reserve estimation due to its shorter mine life.

Page | 19

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in the Company’s life of mine plans. The Company’s life of mine plans include a portion of inferred resources as the Company believes this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement, and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key assumptions in the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

ii.   Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. When a property is abandoned or when there is an impairment, costs are charged to profit or loss.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable.

In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, discount rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

iii.  Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the proportion of stripping activity which relates to extracting ore in the current period versus the proportion which relates to obtaining access to ore reserves which will be mined in the future.

Page | 20

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

iv.  Inventory

Finished goods, work-in-process, heap leach ore, and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital.

v.   Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations.

Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

vi.  Revenue from metal in concentrate

The Company’s sales of metal in concentrates allow for price adjustments based on the market price at the end of the relevant quotational period (“QP”) stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for metal in concentrate is based on the prevailing spot price on a specified future date. At each balance sheet date, the Company estimates the value of the trade receivable using forward metal prices.

Adjustments to the sale price occur based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP is generally between one and three months. Any future changes over the QP are embedded within the provisionally priced trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 19 of these financial statements.

vii.  Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the financial statements until virtually certain.

Page | 21

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)    Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s financial statements are as follows:

i.    Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases and losses carried forward. The determination of the ability of the Company to utilize tax loss carryforwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

ii.   Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or impairment reversal exist for an asset or a group of assets. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used, and indicators of economic performance of the assets.

iii.  Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

iv.   Leases

Significant judgements made by management in the accounting for leases primarily included whether the lease conveys the right to use a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the right-of-use (“ROU”) asset.

v.   Value-added tax (“VAT”) receivable

Timing of collection of VAT receivables is uncertain as VAT refund procedures require a significant amount of information and follow-up. The Company assesses the recoverability of the amounts receivable at each reporting date and the expected timing of the recovery, which are impacted by several factors, including the status of discussions with the tax authorities, and current interpretation of relevant VAT legislation and regulation. Changes in these judgements can materially affect the amount recognized as VAT receivable and could result in an increase in other expenses recognized in profit or loss and the presentation of current and non-current VAT receivable.

Page | 22

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

5.   TRADE AND OTHER RECEIVABLES

As at December 31,	2024 $	2023 $
Trade receivables from doré and concentrate sales	26,702	19,970
Advances and other receivables	4,332	5,189
Value added tax receivables	68,950	44,370
Trade and other receivables	99,984	69,529

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at December 31, 2024 and 2023.

As at December 31, 2024, current VAT receivables include $20.4 million (December 31, 2023 - $7.5 million) for Argentina, $4.3 million (December 31, 2023 - $7.4 million) for Mexico, $22.2 million (December 31, 2023 - $5.1 million) for Côte d’Ivoire, and $20.6 million (December 31, 2023 - $22.7 million) for Burkina Faso. An additional $28.4 million (December 31, 2023 - $13.2 million) of VAT receivable is classified as non-current (refer to Note 9).

VAT receivables from the fiscal authorities in Burkina Faso are not in dispute and are deemed to be fully recoverable. The most recent refund was received in August 2024. The Company is following the relevant process in Burkina Faso to recoup the VAT receivables and continues to engage with authorities to accelerate the repayment of the outstanding balance.

During the year ended December 31, 2024, the Company did not sell any VAT receivables (December 31, 2023 - $10.4 million at a factor rate of 5% to a commercial bank in Burkina Faso).

The Company has an investment strategy, which includes utilizing certain foreign exchange measures implemented by the Argentine Government, to address its local currency requirements in Argentina. As a result of this strategy, for the year ended December 31, 2024, the Company recorded investment gains of $9.7 million (December 31, 2023 - $12.4 million) from trades in Argentine peso denominated cross-border securities.

6.   INVENTORIES

As at December 31,	Note	2024 $	2023 $
Concentrate stockpiles		299	1,328
Doré bars		547	273
Leach pad and gold-in-circuit		26,673	27,527
Ore stockpiles		104,998	73,015
Materials and supplies		55,864	53,235
Total inventories		188,381	155,378
Less: non-current portion	9	(53,885)	(39,553)
Current inventories		134,496	115,825

During the year ended December 31, 2024 the Company expensed $648.2 million of inventories to cost of sales (December 31, 2023 - $584.6 million).

During the year ended December 31, 2024, a charge of $6.1 million (December 31, 2023 - $6.2 million) was recognized to reduce low grade stockpiles at Lindero and Yaramoko to net realizable value. This includes a charge of $2.0 million (December 31, 2023 - $2.3 million) related to depletion and depreciation.

Page | 23

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

7.   OTHER CURRENT ASSETS

As at December 31,	2024 $	2023 $
Prepaid expenses	15,936	14,604
Income tax receivable	4,158	5,113
Other	339	106
Other current assets	20,433	19,823

As at December 31, 2024, prepaid expenses include $8.6 million (December 31, 2023 - $8.8 million) related to deposits and advances to contractors.

8.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2023	1,540,342	244,235	44,218	941,528	2,770,323
Additions	82,553	29,165	74,018	42,030	227,766
Changes in closure and reclamation provision	2,890	-	-	(45)	2,845
Disposals and write-offs (1)	-	(14,485)	-	(6,138)	(20,623)
Transfers (2)	(10,612)	13,695	(44,344)	41,261	-
Balance as at December 31, 2024	1,615,173	272,610	73,892	1,018,636	2,980,311
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2023	723,255	-	49	472,807	1,196,111
Disposals and write-offs	-	-	-	(5,341)	(5,341)
Impairment	-	-	-	-	-
Depletion and depreciation	177,131	-	-	73,223	250,354
Balance as at December 31, 2024	900,386	-	49	540,689	1,441,124
Net book value as at December 31, 2024	714,787	272,610	73,843	477,947	1,539,187
(1)	In July 2021, the Company completed the acquisition of Roxgold including its Boussoura exploration property in Burkina Faso. However, in December 2024, the Company confirmed that substantive expenditure on further exploration and evaluation of mineral resources at the Boussoura site is neither budgeted nor planned. As such, no future value is expected from the Boussoura property. Therefore, the carrying amount of the exploration and evaluation asset exceeded its recoverable amount and the Company recorded a write-off of the exploration property of $14.5 million. The Company reversed its deferred tax liability of $1.6 million related to exploration and evaluation assets subsequently to recording a write-off.
(2)	In December 2024, the Company concluded a comprehensive review of its capitalized exploration costs associated with mineral properties. This review involved an analysis of drilling meters, exploration costs incurred to date, and an assessment of the likelihood of each prospect becoming part of the Company's mineral reserves. As a result of this review, certain prospects previously classified as depletable at the Séguéla mine were reclassified as non-depletable mineral properties, resulting in a net transfer of $13.7 million from depletable to non-depletable mineral properties. This reclassification reflects the updated assessment of the long-term economic viability and recoverability of mineral resources associated with these prospects and represents a true-up between depletable and non-depletable categories.

As at December 31, 2024, non-depletable mineral properties include $97.8 million of exploration and evaluation assets (December 31, 2023 - $88.5 million).

Page | 24

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at December 31, 2024, property, plant and equipment include right-of-use assets with a net book value of $66.3 million (December 31, 2023 - $56.1 million). Related depletion and depreciation for the year ended December 31, 2024, was $15.5 million (December 31, 2023 - $16.2 million).

During the year ended December 31, 2023, the Company capitalized $6.5 million of interest related to the construction of the Séguéla mine. The Company stopped capitalizing interest expenses associated with the project on July 1, 2023.

Additions to depletable mineral properties include one-half of the 1.2% net smelter return royalty at the Séguéla mine, acquired for $6.5 million (10 million Australian dollars) on April 1, 2024, as per a royalty agreement with Franco-Nevada Corporation.

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2022	866,999	712,269	154,647	704,781	2,438,696
Acquisition of Roxgold	-	58,862	-	282	59,144
Additions	100,366	39,835	111,690	23,930	275,821
Changes in closure and reclamation provision	9,407	-	-	152	9,559
Disposals and write-offs	(142)	(5,883)	-	(6,872)	(12,897)
Transfers	563,712	(560,848)	(222,119)	219,255	-
Balance as at December 31, 2023	1,540,342	244,235	44,218	941,528	2,770,323
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2022	506,268	-	-	364,807	871,075
Disposals and write-offs	(40)	-	-	(6,610)	(6,650)
Impairment	60,602	-	49	29,964	90,615
Depletion and depreciation	156,425	-	-	84,646	241,071
Balance as at December 31, 2023	723,255	-	49	472,807	1,196,111
Net book value as at December 31, 2023	817,087	244,235	44,169	468,721	1,574,212

9.   OTHER NON-CURRENT ASSETS

As at December 31,	Note	2024 $	2023 $
Ore stockpiles	6	53,885	39,553
Value added tax receivables		28,374	13,172
Income tax receivable		1,152	1,170
Unamortized transaction costs		1,390	-
Other		5,303	6,431
Total other non-current assets		90,104	60,326

As at December 31, 2024, ore stockpiles include $49.0 million (December 31, 2023 - $39.6 million) at the Lindero mine and $4.9 million (December 31, 2023 - $nil) at the Séguéla mine.

As at December 31, 2024, non-current VAT receivables include $25.9 million (December 31, 2023 - $9.4 million) for Burkina Faso and $2.5 million (December 31, 2023 - $3.8 million) for Mexico.

Page | 25

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

10.   TRADE AND OTHER PAYABLES

As at December 31,	Note	2024 $	2023 $
Trade accounts payable		91,180	100,387
Payroll and related payables		30,345	21,896
Mining royalty payable		4,433	3,997
Other payables		15,565	15,112
Share units payable	16(a)(b)(c)	10,119	6,611
Derivative liabilities		-	81
Total trade and other payables		151,642	148,084

As at December 31, 2024, other payables include $6.6 million (December 31, 2023 - $nil) of severance provisions for the anticipated closure of the San Jose mine.

11.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the years ended December 31, 2024 and 2023:

Key Management Personnel

Amounts paid to key management personnel were as follows:

	Years ended December 31,
	2024 $	2023 $
Salaries and benefits	7,896	8,450
Directors fees	851	830
Consulting fees	66	66
Share-based payments	6,395	4,874
	15,208	14,220

During the years ended December 31, 2024 and 2023, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

12.   LEASE OBLIGATIONS

	Minimum lease payments
As at December 31,	2024 $	2023 $
Less than one year	24,849	20,339
Between one and five years	50,868	44,677
More than five years	6,618	6,457
	82,335	71,473
Less: future finance charges	(14,358)	(14,072)
Present value of lease obligations	67,977	57,401
Less: current portion	(19,761)	(14,941)
Non-current portion	48,216	42,460

Page | 26

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

13.   DEBT

The following table summarizes the changes in debt:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Total $
Balance as at December 31, 2022	-	42,155	177,020	219,175
Convertible debenture conversion	-	(225)	-	(225)
Drawdown	-	-	75,500	75,500
Amortization of discount	-	1,971	926	2,897
Payments	-	-	(90,500)	(90,500)
Balance as at December 31, 2023	-	43,901	162,946	206,847
Proceeds from debentures	172,500	-	-	172,500
Drawdown	-	-	68,000	68,000
Transaction costs	(6,488)	-	-	(6,488)
Portion allocated to equity	(45,999)	-	-	(45,999)
Convertible debt conversions	-	(35,383)	-	(35,383)
Transaction costs allocated to equity	1,730	-	-	1,730
Amortization of discount and transaction costs	4,288	1,131	2,054	7,473
Extinguishment of debt	-	146	-	146
Payments	-	(9,795)	(233,000)	(242,795)
Balance as at December 31, 2024	126,031	-	-	126,031
Non-current portion	126,031	-	-	126,031

(a) 2024 Convertible Notes

On June 10, 2024, the Company issued unsecured convertible senior notes (the “2024 Convertible Notes”) and received gross proceeds of $172.5 million, before transaction costs of $6.5 million. The 2024 Convertible Notes mature on June 30, 2029, and bear interest at 3.75% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, beginning December 31, 2024.

The 2024 Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 151.722 common shares per $1,000 principal amount, representing an initial conversion price of approximately $6.591 per share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert their 2024 Convertible Notes and may be entitled to an increased conversion rate.

A fundamental change includes the following occurrences:

●	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.
●	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
●	Approval by our shareholders of any plan for liquidation or dissolution.

Page | 27

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Prior to July 5, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after July 5, 2027, and until maturity, the Company may redeem all or part of the 2024 Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the 2024 Convertible Notes to be redeemed plus accrued and unpaid interest.

In the event of a fundamental change, the Company is required to offer to purchase its outstanding 2024 Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

The 2024 Convertible Notes are compound financial instruments consisting of a financial liability and a conversion option that is classified as equity. Of the gross proceeds of $172.5 million, $126.5 million was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the 2024 Convertible Notes using a discount rate of 11.0%. The equity component, representing the holders’ conversion option, was allocated the residual amount of $46.0 million. The transaction costs incurred were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with $4.8 million allocated to the liability and $1.7 million allocated to equity. A deferred tax liability of $12.0 million for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the 2024 Convertible Notes and the tax base was recognized with a corresponding charge directly to equity.

The recording of the deferred tax liability enabled the recognition of previously unrecorded deferred tax assets of $12.0 million, with the corresponding entry recorded through the income statement.

The amount allocated to the liability component, net of transaction costs, of $121.7 million will be accreted to the face value of the 2024 Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.1%.

There are no financial covenants associated with the 2024 Convertible Notes; however, the Company is required to confirm on an annual basis that it has complied with its obligations under the Indenture for the previous fiscal year. The Company has provided the Trustee for the 2024 Convertible Notes with a certificate of compliance for the year ended December 31, 2024.

(b)2019 Convertible Debentures

On June 7, 2024, the Company issued a notice of redemption for all the issued and outstanding 4.65% senior subordinated unsecured convertible debentures (the “2019 Convertible Debentures”) which were due to mature on October 31, 2024. On June 7, 2024, the Company also irrevocably deposited $46.1 million (the “Redemption Funds”) into trust with Computershare Trust Company of Canada (the “Debenture Trustee”), as the Debenture Trustee under a debenture indenture dated October 2, 2019 (the “2019 Indenture”) related to the 2019 Convertible Debentures. This amount equalled the principal and interest owing under the 2019 Convertible Debentures up to but excluding the redemption date of the 2019 Convertible Debentures on July 10, 2024 (the “Redemption Date”). Pursuant to the 2019 Indenture, the Company was deemed to have fully paid, satisfied, and discharged all of its obligations under the 2019 Indenture by depositing the Redemption Funds with the Redemption Trustee, thereby permitting the Company to issue the 2024 Convertible Notes as senior unsecured obligations of the Company.

Page | 28

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

On the Redemption Date, an aggregate principal amount of $9.8 million of the 2019 Convertible Debentures was redeemed in cash. An aggregate principal amount of $35.9 million of the 2019 Convertible Debentures was converted into 7,184,000 common shares in the capital of the Company at a conversion price of $5.00 per common share prior to the Redemption Date. In addition, an aggregate of $0.4 million, representing all accrued and unpaid interest in respect of the 2019 Convertible Debentures up to but excluding the Redemption Date, was paid to the holders of the 2019 Convertible Debentures on the Redemption Date. As a result, $35.9 million of Redemption Funds was returned to the Company by the Debenture Trustee.

(c)Credit Facilities

On November 4, 2021, the Company entered into a fourth amended and restated credit agreement (the “Amended Credit Facility”) effective November 5, 2021, with a syndicate of banks led by BNP Paribas, and including The Bank of Nova Scotia, Bank of Montreal and Société Générale, which converted the Company’s prior non-revolving and revolving facilities with the Bank of Nova Scotia and BNP Paribas (the “Scotiabank Facility”) into a revolving term credit facility and increased the amount of the Amended Credit Facility from $120.0 million to $200.0 million, subject to the conditions described below. The Amended Credit Facility has a term of four years, maturing in November 2025, and steps down to $150.0 million after three years. Interest initially accrued on LIBOR loans under the Amended Credit Facility at LIBOR plus an applicable margin of between two and three percent per annum, which varied according to the consolidated leverage levels of the Company, as defined in the Amended Credit Facility.

Effective December 15, 2022, the Company executed a second amendment to the fourth Amended Credit Facility. The second amendment increased the amount of the Amended Credit Facility from $200.0 million to $250.0 million and increased the level of the step down of the Amended Credit Facility from $150.0 million to $175.0 million in November 2024. The amendment also introduced an uncommitted $50.0 million accordion option, exercisable from June 2023 to October 2024. LIBOR loans under the Amended Credit Facility were converted to Term Benchmark loans, with the interest base rate on these loans converting from LIBOR to an Adjusted Term SOFR. The applicable loan margins on Term Benchmark loans increased by 25 basis points across all levels of the margin grid, and the commitment fee rate increased by 9 to 12 basis points across the margin grid. The counterparties, guarantors, covenants, step down date and maturity date of the Amended Credit Facility were unchanged.

In December 2023, the Amended Credit Facility was further amended to include additional security to the lenders in the form of guarantees and share pledges from the Company’s subsidiaries which indirectly own the Diamba Sud project in Senegal, acquired pursuant to the acquisition of Chesser.

Effective October 31, 2024, the Company entered into a fifth amended and restated credit agreement, reducing its secured revolving credit facility from $250 million to $150 million and increasing the uncommitted accordion option to $75 million. The facility has a four-year term, with interest accruing at the applicable US base rate and the adjusted term SOFR rate, with margins between 1.25% and 2.25% for the base rate and 2.25% and 3.25% for SOFR. The Company has pledged significant assets, including those of its principal operating subsidiaries, as collateral for this facility. However, all security previously granted by the Company's Mexican operating subsidiary, Cuzcatlan, and its indirect holding companies was released.

Page | 29

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Company evaluated the fifth amended and restated credit agreement and concluded that it was an extinguishment of debt rather than a modification as a result of the change in counterparties and financial covenants, increase in the uncommitted accordion option, decrease in available credit and the entering into of a guarantee by Mansfield and its holding companies to guarantee the obligations of the Company under the amended and restated credit facility.

The Amended Credit Facility is subject to certain conditions and covenants customary for a facility of this nature. The Company is required to comply with certain financial covenants which include among others:  maintaining an interest coverage ratio (maintain an interest ratio coverage calculated on a rolling four fiscal quarter basis) of not less than 4.00:1.00; a Net Total Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 4.00:1.00; and a Net Senior Secured Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 2.25:1.00. As at December 31, 2024, the Company was in compliance with all of the covenants under the Amended Credit Facility.

As at December 31, 2024, the Credit Facility remained undrawn.

14.   OTHER NON-CURRENT LIABILITIES

As at December 31,	Note	2024 $	2023 $
Restricted share units	16(b)	3,944	2,648
Other		146	7,325
Total other non-current liabilities		4,090	9,973

As at December 31, 2024, other non-current liabilities include $nil (December 31, 2023 - $6.4 million) of severance provisions for the anticipated closure of the San Jose mine. The current portion of the severance provision is recorded as other payables (refer to Note 10).

Page | 30

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

15.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Caylloma $	San Jose $	Lindero $	Yaramoko $	Séguéla $	Total $
Balance as at December 31, 2023	15,950	10,358	14,485	14,233	10,777	65,803
Changes in estimate (1)	(1,259)	7,231	349	(128)	3,883	10,076
Reclamation expenditures	(259)	(2,035)	-	-	-	(2,294)
Accretion	924	922	636	619	450	3,551
Effect of changes in foreign exchange rates	-	(1,799)	-	-	-	(1,799)
Balance as at December 31, 2024	15,356	14,677	15,470	14,724	15,110	75,337
Less: current portion	(86)	(4,424)	-	-	-	(4,510)
Non-current portion	15,270	10,253	15,470	14,724	15,110	70,827
(1) The change in estimate for the San Jose mine of $7.2 million was included in other expenses in the Company's consolidated statements of income (loss) (see Note 22).

	Caylloma $	San Jose $	Lindero $	Yaramoko $	Séguéla $	Total $
Balance as at December 31, 2022	13,956	7,670	11,514	13,375	6,790	53,305
Changes in estimate	2,215	949	2,442	261	3,692	9,559
Reclamation expenditures	(1,011)	(192)	-	-	-	(1,203)
Accretion	790	777	529	597	295	2,988
Effect of changes in foreign exchange rates	-	1,154	-	-	-	1,154
Balance as at December 31, 2023	15,950	10,358	14,485	14,233	10,777	65,803
Less: current portion	(3,804)	(1,261)	-	-	-	(5,065)
Non-current portion	12,146	9,097	14,485	14,233	10,777	60,738

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Caylloma $	San Jose $	Lindero $	Yaramoko $	Séguéla $	Total $
Undiscounted uninflated estimated cash flows	18,087	16,917	16,616	15,127	16,891	83,638
Discount rate	6.12%	10.42%	4.86%	3.66%	3.81%
Inflation rate	3.20%	4.34%	2.63%	2.45%	2.19%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

Page | 31

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

16.   SHARE-BASED PAYMENTS

During the year ended December 31, 2024, the Company recognized share-based payments of $11.7 million, (December 31, 2023 - $8.1 million) related to the amortization of deferred, restricted and performance share units.

(a)	Deferred Share Units

	Cash Settled
	Number of DSUs	Fair Value $
Outstanding, December 31, 2022	922,698	3,468
Granted	125,802	431
Changes in fair value	-	144
Outstanding, December 31, 2023	1,048,500	4,043
Granted	135,316	438
Changes in fair value	-	595
Outstanding, December 31, 2024	1,183,816	5,076

(b)	Restricted Share Units

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value $	Number of RSUs
Outstanding, December 31, 2022	1,948,709	3,840	705,855
Granted	1,716,286	-	-
Units paid out in cash	(1,214,393)	(4,812)	-
Vested and paid out in shares	-	-	(297,275)
Transferred from equity to cash settled	406,487	-	(406,487)
Forfeited or cancelled	(188,892)	-	(2,093)
Changes in fair value and vesting	-	6,188	-
Outstanding, December 31, 2023	2,668,197	5,216	-
Granted	1,956,611	-	-
Units paid out in cash	(896,413)	(3,160)	-
Forfeited or cancelled	(179,402)	(332)	-
Changes in fair value and vesting	-	7,263	-
Outstanding, December 31, 2024	3,548,993	8,987	-
Less: current portion		(5,043)
Non-current portion		3,944

RSUs granted during the year ended December 31, 2024, had a weighted average fair value of C$4.36 per unit at the date of the grant (December 31, 2023 - C$4.69).

Page | 32

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value $	Number of PSUs
Outstanding, December 31, 2022	-	-	1,839,456
Granted	-	-	844,187
Forfeited or cancelled	-	-	(152,729)
Transferred from equity to cash settled	340,236	-	(340,236)
Units paid out in cash	(340,236)	(1,240)	-
Vested and paid out in shares	-	-	(350,666)
Changes in fair value and vesting	-	1,240	-
Outstanding, December 31, 2023	-	-	1,840,012
Granted	-	-	1,038,383
Forfeited or cancelled	-	-	(233,859)
Vested and paid out in shares	-	-	(589,574)
Outstanding, December 31, 2024	-	-	2,054,962

PSUs granted during the year ended December 31, 2024, had a weighted average fair value of C$4.36 per unit at the date of the grant (December 31, 2023 - C$4.69).

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 31, 2024, a total of 2,950,529 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2022	636,818	5.62
Exercised	(127,350)	3.22
Expired unexercised	(509,468)	6.21
Outstanding, December 31, 2023	-	-
Outstanding, December 31, 2024	-	-

Page | 33

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

17.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On April 30, 2024, the Company announced a renewal of its Normal Course Issuer Bid Program (“NCIB”) pursuant to which the Company can purchase up to five percent of its outstanding common shares. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2024 and will end on the earlier of May 1, 2025; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the year ended December 31, 2024, the Company acquired and cancelled 7,433,015 common shares at an average cost of $4.59 per share for a total cost of $34.1 million. During the year ended December 31, 2023, the Company did not purchase any of its outstanding common shares.

18.    EARNINGS PER SHARE

	Years ended December 31,
	2024 $	2023 $
Basic:
Net income attributable to Fortuna shareholders	128,735	(50,836)
Weighted average number of shares (000's)	308,885	295,067
Earnings per share - basic	0.42	(0.17)

	Years ended December 31,
	2024 $	2023 $
Diluted:
Net income attributable to Fortuna shareholders	128,735	(50,836)
Diluted net income for the period	128,735	(50,836)

Weighted average number of shares (000's)	308,885	295,067
Incremental shares from dilutive potential shares	1,862	-
Weighted average diluted number of shares (000's)	310,747	295,067
Earnings per share - diluted	0.41	(0.17)

For the year ended December 31, 2024, nil (December 31, 2023 - 1,657,298) share units, and 26,172,045 (December 31, 2023 - 9,143,000) potential shares issuable on conversion of the 2024 Convertible Notes (December 31, 2023 - 2019 Convertible Debentures) were excluded from the diluted earnings per share calculation. These items were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

Page | 34

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

19.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Year ended December 31, 2024
	Argentina $	Burkina Faso $	Côte d'Ivoire $	Mexico $	Peru $	Total $
Silver-gold concentrates	-	-	-	104,387	-	104,387
Silver-lead concentrates	-	-	-	-	64,344	64,344
Zinc concentrates	-	-	-	-	49,489	49,489
Gold doré	231,911	278,347	330,415	-	-	840,673
Provisional pricing adjustments	-	-	-	2,060	1,084	3,144
Sales to external customers	231,911	278,347	330,415	106,447	114,917	1,062,037

	Year ended December 31, 2023
	Argentina $	Burkina Faso $	Côte d'Ivoire $	Mexico $	Peru $	Total $
Silver-gold concentrates	-	-	-	148,828	-	148,828
Silver-lead concentrates	-	-	-	-	60,813	60,813
Zinc concentrates	-	-	-	-	42,989	42,989
Gold doré	207,509	228,846	154,165	-	-	590,520
Provisional pricing adjustments	-	-	-	878	(1,600)	(722)
Sales to external customers	207,509	228,846	154,165	149,706	102,202	842,428

The following table presents the Company’s revenue by customer for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024 $	2023 $
Customer 1	330,415	154,165
Customer 2	278,347	228,846
Customer 3	231,911	207,505
Customer 4	114,917	102,206
Customer 5	67,596	71,187
Customer 6	38,851	78,519
	1,062,037	842,428

From time to time, the Company enters into forward sale and collar contracts to mitigate the price risk for some of its forecasted base and precious metals production, and non-metal commodities.

During the year ended December 31, 2024, the Company recognized $nil of realized losses on the settlement of forward sale and collar contracts (December 31, 2023 - $1.5 million), and $nil of unrealized gains from changes in the fair value of the open positions (December 31, 2023 - $0.3 million).

Page | 35

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

20.   COST OF SALES

	Years ended December 31,
	2024 $	2023 $
Direct mining costs	339,905	297,322
Depletion and depreciation	226,779	216,250
Salaries and benefits	92,571	75,088
Royalties and other taxes	49,470	46,036
Workers' participation	2,640	1,422
Other	7,065	16,285
Cost of sales	718,430	652,403

For the year ended December 31, 2024, depletion and depreciation includes $15.0 million of depreciation related to right-of-use assets (December 31, 2023 - $13.9 million).

21.   GENERAL AND ADMINISTRATION

	Years ended December 31,
	2024 $	2023 $
General and administration	63,811	55,769
Workers' participation	587	241
	64,398	56,010
Share-based payments	11,687	8,063
General and administration	76,085	64,073

22.   OTHER EXPENSES

	Years ended December 31,
	2024 $	2023 $
Loss on disposal of property, plant, and equipment	348	209
Other expenses	12,231	18,665
	12,579	18,874

For the year ended December 31, 2024, other expenses include $7.2 million related to a change in the closure and reclamation estimate of the San Jose mine (see Note 15), $1.7 million of exploration costs, and $1.3 million of certain withholding tax provisions. For the year ended December 31, 2023, other expenses include $6.4 million of severance provisions for the San Jose mine closure, $3.7 million in administrative penalties incurred by Yaramoko, $3.5 million for stand-by and maintenance costs during the work stoppages at Yaramoko and San Jose, and $2.8 million related to a new agreement with the workers’ union at San Jose.

Page | 36

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

23.   INTEREST AND FINANCE COSTS, NET

	Years ended December 31,
	2024 $	2023 $
Interest income	4,539	3,654
Credit facilities and other interest	(7,649)	(13,341)
2019 Convertible Debentures interest	(1,167)	(2,129)
2024 Convertible Notes interest	(3,616)	-
Amortization of discount and transaction costs	(7,555)	(2,897)
Bank stand-by and commitment fees	(1,050)	(304)
Accretion expense	(4,543)	(2,988)
Lease liabilities	(4,512)	(3,785)
	(25,553)	(21,790)

During the year ended December 31, 2023, the Company capitalized $6.5 million of interest related to the construction of the Séguéla mine. The Company stopped capitalizing interest expenses associated with the project on July 1, 2023.

24.   INCOME TAX

(a)	Reconciliation of Effective Tax Rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Years ended December 31,
	2024 $	2023 $
Net income (loss) before tax	212,209	(11,051)
Statutory tax rate	27.0%	27.0%
Anticipated income tax expense (recovery) at statutory rates	57,296	(2,984)
(Deductible) non-deductible expenditures	(4,863)	2,443
Differences between Canadian and foreign tax rates	7,762	(729)
Changes in estimate	9,721	7,419
Inflation adjustment	(68,886)	(63,095)
Impact of foreign exchange	40,652	70,014
Change in deferred tax assets not recognized	12,443	11,489
Mining taxes	5,316	2,714
Withholding taxes	9,293	5,629
Other items	1,569	(321)
Total income tax expense	70,303	32,579

Total income tax represented by:
Current income tax expense	96,468	42,636
Deferred tax recovery	(26,165)	(10,057)
	70,303	32,579

Page | 37

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Tax Amounts Recognized in Profit or Loss

	Years ended December 31,
	2024 $	2023 $
Current tax expense
Current taxes on profit for the year	91,751	42,096
Changes in estimates related to prior years	4,717	540
	96,468	42,636

Deferred tax expense
Origination and reversal of temporary differences and foreign exchange rate	(31,163)	(16,899)
Changes in estimates related to prior years	5,003	6,879
Effect of differences in tax rates	(5)	(37)
Effect of changes in tax rates	-	-
	(26,165)	(10,057)

Total tax expense	70,303	32,579

(c)	Deferred Tax Balances

The significant components of the recognized deferred tax assets and liabilities are:

As at December 31,	2024 $	2023 $
Deferred tax assets:
Reclamation and closure cost obligation	12,377	15,011
Carried forward tax loss	11,479	16,043
Accounts payable and accrued liabilities	25,282	16,747
Deductibility of resource taxes	182	154
Lease obligations	7,664	7,972
Total deferred tax assets	56,984	55,927

Deferred tax liabilities:
Mineral properties	(159,319)	(193,646)
Mining and foreign withholding taxes	(243)	(1,124)
Equipment and buildings	(15,938)	(5,941)
Convertible debenture	(11,371)	(406)
Inflation	(196)	(598)
Inventory and other	(14,183)	(14,067)
Total deferred tax liabilities	(201,250)	(215,782)

Net deferred tax liabilities	(144,266)	(159,855)

Classification:
Deferred tax assets	-	-
Deferred tax liabilities	(144,266)	(159,855)
Net deferred tax liabilities	(144,266)	(159,855)

Page | 38

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Company's movement of net deferred tax liabilities is described below:

	2024 $	2023 $
At January 1	159,855	167,619
Deferred income tax recovery through income statement	(26,165)	(10,057)
Deferred income tax expense through equity	10,576	2,293
At December 31	144,266	159,855

(d)	Unrecognized Deferred Tax Assets and Liabilities

The Company recognizes tax benefits on losses or other deductible amounts where it is more likely than not that the deferred tax asset will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

As at December 31,	2024 $	2023 $
Unrecognized deductible temporary differences and unused tax losses:
Non-capital losses	174,195	138,736
Provisions	13,676	19,335
Mineral properties, plant and equipment	238,795	163,508
Lease obligation	-	1,729
Derivative liabilities	25,808	23,395
Capital losses	5,236	-
Investments in equity securities and associates	1,049	1,069
Unrecognized deductible temporary differences	458,759	347,772

Page | 39

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at December 31, 2024, the Company has temporary differences associated with investments in subsidiaries for which an income tax liability has not been recognized as the Company can control the timing of the reversal of the temporary differences and the Company plans to reinvest in its foreign subsidiaries. The temporary difference associated with investments in subsidiaries aggregate as follows:

As at December 31,	2024 $	2023 $
Mexico	14,942	27,491
Peru	88,361	96,467

(e)	Tax Loss Carry Forwards

Tax losses have the following expiry dates:

As at December 31,	Year of expiry	2024 $	Year of expiry	2023 $
Canada	2025 - 2044	200,452	2024 - 2043	210,847
Mexico	2025 - 2034	22,997	2024 - 2033	6,623

In addition, as at December 31, 2024, the Company has accumulated Canadian resource related expenses of $7.5 million (December 31, 2023 - $8.2 million) for which the deferred tax benefit has not been recognized.

(f)	International Tax Reform – Pillar Two Model Rules

On June 30, 2024, the Global Minimum Tax Act (GMTA) received royal assent thereby introducing the Pillar Two global minimum tax regime in Canada. The new GMTA is based on the OECD Pillar Two Global Anti-Base (GloBE) model rules (referred to as “Pillar Two”). The Pillar Two regime applies in Canada for fiscal years starting after December 31, 2023, for qualifying multinational groups. This includes the income inclusion rule and qualifying domestic minimum top-up tax. The legislation also includes a placeholder for the proposed undertaxed profits rule, intended to take effect for fiscal years beginning on or after December 31, 2024.

The GMTA introduces a 15% global minimum tax on the income of multinational enterprises with annual consolidated revenues of 750 million Euros or more in at least two of the four fiscal years immediately preceding the particular fiscal year and a business presence in at least one foreign jurisdiction. The GMTA has no impact on the Company’s current income taxes for the years ended December 31, 2024 and 2023.

From January 1, 2025, Pillar Two legislation will apply to the Company as the 2024 fiscal year was the second fiscal year of the four immediately preceding fiscal years in which the Company’s revenues exceed 750 million Euros. Of the jurisdictions the Company operates in, Pillar Two legislation has only been enacted in Canada, with an effective date of January 1, 2024.

The Company is currently in the process of assessing the potential impact of Pillar Two legislation, including the application of the transitional safe harbour rules.

Page | 40

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

25.   SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield – operates the Lindero gold mine
●	Sanu – operates the Yaramoko gold mine
●	Sango – operates the Séguéla gold mine
●	Cuzcatlan – operates the San Jose silver-gold mine
●	Bateas – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship and projects outside other segments

	Year ended December 31, 2024
	Mansfield $	Sanu $	Sango $	Cuzcatlan $	Bateas $	Corporate $	Total $
Revenues from external customers	231,911	278,347	330,415	106,447	114,917	-	1,062,037
Cost of sales before depreciation and depletion	(109,675)	(122,351)	(103,991)	(97,800)	(57,834)	-	(491,651)
Depreciation and depletion in cost of sales	(50,114)	(49,705)	(107,072)	(4,692)	(15,196)	-	(226,779)
General and administration	(12,163)	(1,785)	(10,865)	(6,213)	(5,809)	(39,250)	(76,085)
Other (expenses) income	(4,634)	(22,694)	(6,004)	(7,655)	25	1,486	(39,476)
Finance items	7,246	(366)	(3,264)	(1,058)	(430)	(17,965)	(15,837)
Segment income (loss) before taxes	62,571	81,446	99,219	(10,971)	35,673	(55,729)	212,209
Income (taxes) recoveries	(5,779)	(19,628)	(33,426)	741	(13,102)	891	(70,303)
Segment income (loss) after taxes	56,792	61,818	65,793	(10,230)	22,571	(54,838)	141,906

	Year ended December 31, 2023
	Mansfield $	Sanu $	Sango $	Cuzcatlan $	Bateas $	Corporate $	Total $
Revenues from external customers	207,509	228,846	154,165	149,706	102,202	-	842,428
Cost of sales before depreciation and depletion	(125,438)	(113,693)	(38,948)	(100,040)	(58,034)	-	(436,153)
Depreciation and depletion in cost of sales	(51,258)	(73,064)	(40,524)	(40,028)	(11,376)	-	(216,250)
General and administration	(9,697)	(919)	(4,930)	(7,304)	(5,157)	(36,066)	(64,073)
Impairment of mineral properties, plant and equipment	-	-	-	(90,615)	-	-	(90,615)
Other (expenses) income	(10,601)	(4,998)	(1,136)	(17,428)	108	(1,689)	(35,744)
Finance items	9,685	(1,045)	(3,039)	(707)	296	(15,834)	(10,644)
Segment income (loss) before taxes	20,200	35,127	65,588	(106,416)	28,039	(53,589)	(11,051)
Income taxes	(2,096)	(7,423)	(8,472)	(910)	(8,862)	(4,816)	(32,579)
Segment income (loss) after taxes	18,104	27,704	57,116	(107,326)	19,177	(58,405)	(43,630)

As at December 31, 2024	Mansfield $	Sanu $	Sango $	Cuzcatlan $	Bateas $	Corporate $	Total $
Total assets	554,396	178,769	939,303	59,098	153,586	230,380	2,115,532
Total liabilities	48,597	68,518	278,899	33,774	56,625	163,046	649,459
Capital expenditures (1)	69,636	32,401	80,580	6,653	23,323	15,173	227,766
(1) Capital expenditures are on an accrual basis for the year ended December 31, 2024.

As at December 31, 2023	Mansfield $	Sanu $	Sango $	Cuzcatlan $	Bateas $	Corporate $	Total $
Total assets	491,213	228,335	976,169	58,501	139,161	74,484	1,967,863
Total liabilities	53,175	59,043	243,532	36,955	49,944	237,093	679,742
Capital expenditures (1)	44,667	63,833	118,693	22,260	22,394	3,974	275,821
(1) Capital expenditures are on an accrual basis for the year ended December 31, 2023.

Page | 41

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

26.   FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Financial Liabilities by Category

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

As at December 31, 2024	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	-	-	231,328	231,328
Trade receivables concentrate sales	-	18,920	-	18,920
Trade receivables doré sales	-	-	7,782	7,782
Investments in equity securities	119	-	-	119
Other receivables	-	-	4,332	4,332
Total financial assets	119	18,920	243,442	262,481

Financial liabilities
Trade payables	-	-	(91,180)	(91,180)
Payroll payable	-	-	(30,345)	(30,345)
Share units payable	-	(14,063)	-	(14,063)
2024 Convertible Notes	-	-	(126,031)	(126,031)
Other payables	-	-	(84,383)	(84,383)
Total financial liabilities	-	(14,063)	(331,939)	(346,002)

As at December 31, 2023	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	-	-	128,148	128,148
Trade receivables concentrate sales	-	16,819	-	16,819
Trade receivables doré sales	-	-	3,151	3,151
Investments in equity securities	80	-	-	80
Other receivables	-	-	5,189	5,189
Total financial assets	80	16,819	136,488	153,387

Financial liabilities
Trade payables	-	-	(100,387)	(100,387)
Payroll payable	-	-	(21,896)	(21,896)
Share units payable	-	(9,259)	-	(9,259)
Metal forward sales contracts liability	-	(81)	-	(81)
Credit facilities	-	-	(162,946)	(162,946)
2019 Convertible Debentures	-	-	(43,901)	(43,901)
Other payables	-	-	(82,807)	(82,807)
Total financial liabilities	-	(9,340)	(411,937)	(421,277)

Page | 42

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Fair Values of Financial Assets and Financial Liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade receivables – Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. These are marked to market at each reporting date based on the forward price corresponding to the expected settlement date.

Investments in equity securities – Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive loss.

Share units payable – The fair values is based on quoted market prices.

Metal forward sales contracts – Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on futures prices. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1 – Observable inputs such as quoted prices in active markets;

Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Page | 43

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

During the year ended December 31, 2024 and 2023, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy are as follows:

As at December 31, 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	-	18,920	-	18,920
Investments in equity securities	119	-	-	119
Share units payable	-	(14,063)	-	(14,063)

As at December 31, 2023	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	-	16,819	-	16,819
Investments in equity securities	80	-	-	80
Metal forward sales contracts liability	-	(81)	-	(81)
Share units payable	-	(9,259)	-	(9,259)

(c)	Financial Assets and Financial Liabilities Not Already Measured at Fair Value

The estimated fair values by the Level 2 fair value hierarchy of the Company’s financial liabilities that are not accounted for at a fair value as compared to the carrying amount were as follows:

	December 31, 2024		December 31, 2023
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
2024 Convertible Notes (1)	(126,031)	(177,330)	-	-
Credit facilities	-	-	(162,946)	(165,000)
2019 Convertible Debentures (1)	-	-	(43,901)	(44,344)
	(126,031)	(177,330)	(206,847)	(209,344)

(1)	The carrying amounts of the 2024 Convertible Notes and 2019 Convertible Debentures represents the liability components (Note 13), while the fair value represents the liability and equity components. The fair value of the 2024 Convertible Notes is based on the quoted prices in markets that are not active for the underlying securities. As at December 31, 2023, the fair value of the 2019 Convertible Debentures is based on the quoted market price of the convertible debentures.

Page | 44

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

27.   MANAGEMENT OF FINANCIAL RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions.

These investments mature at various dates within three months.

The Company’s maximum exposure to credit risk as at December 31, 2024 and 2023 is as follows:

As at December 31,	2024 $	2023 $
Cash and cash equivalents	231,328	128,148
Trade and other receivables	99,984	69,529
Income tax receivable	5,310	6,283
Other non-current receivables	33,209	18,693
	369,831	222,653

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Materially all of the Company’s concentrates are sold to large, well-known concentrate buyers.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements and its development plans. The Company aims to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company had $381.3 million of liquidity comprised of cash and cash equivalents and undrawn credit facilities as at December 31, 2024. The Company believes that it has sufficient liquidity to meet the Company’s minimum obligations for at least the next 12 months from December 31, 2024.

Page | 45

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process is in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any.

As at December 31, 2024, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2024
	Less than			After
	1 year $	1 - 3 years $	4 - 5 years $	5 years $	Total $
Trade and other payables	151,642	-	-	-	151,642
Debt	-	-	172,500	-	172,500
Closure and reclamation provisions	4,783	28,287	11,833	38,735	83,638
Income taxes payable	80,116	-	-	-	80,116
Lease obligations	24,849	45,949	4,919	6,618	82,335
Other liabilities	-	4,090	-	-	4,090
	261,390	78,326	189,252	45,353	574,321

	Expected payments due by year as at December 31, 2023
	Less than			After
	1 year $	1 - 3 years $	4 - 5 years $	5 years $	Total $
Trade and other payables	148,084	-	-	-	148,084
Debt	45,715	165,000	-	-	210,715
Closure and reclamation provisions	5,527	27,157	8,219	38,420	79,323
Income taxes payable	31,779	-	-	-	31,779
Lease obligations	20,339	39,775	4,902	6,457	71,473
Other liabilities	-	9,973	-	-	9,973
	251,444	241,905	13,121	44,877	551,347

Page | 46

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)	Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine pesos, Mexican pesos, West Africa CFA francs, Australian dollars, and Euros. A significant change in the foreign exchange rates between the US dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

As at December 31, 2024 and 2023, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies. The tables below present amounts in thousands of their respective currencies:

	December 31, 2024
	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA francs	Australian dollars	Euros
Cash and cash equivalents	867	5,953	30,105	123,751	18,192,160	154	2,921
Marketable securities	171	-	-	-	-	-	-
Restricted cash	-	-	-	-	293,333	-	-
Trade and VAT receivables	231	5,032	77,069	18,844,945	27,131,817	7	-
Income tax receivable	-	12,828	84,050	-	-	-	-
VAT - long-term receivable	-	-	54,835	-	16,237,957	-	-
Trade and other payables	(19,928)	(27,092)	(261,987)	(9,840,575)	(51,995,741)	(2,546)	(6,981)
Provisions, current	-	(4,280)	(89,798)	(2,306,537)	-	-	-
Income tax payable	-	-	(5,424)	-	(1,274,831)	-	-
Provisions, non-current	-	(8,511)	(161,721)	-	-	-	-
Total foreign currency exposure	(18,659)	(16,070)	(272,871)	6,821,584	8,584,695	(2,385)	(4,060)
US$ equivalent of foreign currency exposure	(12,968)	(4,263)	(13,463)	6,607	13,682	(1,483)	(4,225)

	December 31, 2023
	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA francs	Australian dollars	Euros
Cash and cash equivalents	480	6,871	8,798	1,092,738	39,898,039	48	-
Marketable securities	105	-	-	-	-	-	-
Restricted cash	-	-	-	-	573,830	-	-
Trade and VAT receivables	388	1,730	114,189	9,554,183	16,584,783	(117)	-
Income tax receivable	-	28,052	84,050	-	-	-	-
VAT - long-term receivable	-	-	64,265	-	5,582,765	-	-
Trade and other payables	(18,669)	(51,327)	(174,021)	(6,605,563)	(18,465,087)	(1,259)	(2,535)
Provisions, current	-	(5,905)	(21,420)	(1,334,105)	-	-	-
Income tax payable	-	-	(28,094)	-	(2,136,164)	-	-
Other liabilities	(184)	-	(121,249)	-	-	-	-
Provisions, non-current	-	(13,879)	(107,576)	-	-	-	-
Total foreign currency exposure	(17,880)	(34,458)	(181,058)	2,707,253	42,038,166	(1,328)	(2,535)
US$ equivalent of foreign currency exposure	(13,516)	(9,280)	(10,718)	3,350	70,851	(905)	(2,802)

Page | 47

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Sensitivity as to change in foreign currency exchange rates on our foreign currency exposure as at December 31, 2024 is provided below:

		Effect on foreign
		denominated
Currency	Change %	items $
Mexican pesos	+/- 10	1,224
Peruvian soles	+/- 10	388
Argentine pesos	+/- 10	601
Canadian dollars	+/- 10	1,179
West African CFA francs	+/- 10	1,244
Australian dollars	+/- 10	135
Euros	+/- 10	384

Due to the volatility of the exchange rate for Argentine peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed in Note 27(f), with the capital controls in effect, the Company is required to convert the equivalent value of foreign currency received from the proceeds of the sale of all gold doré from the Lindero mine.

(d)	Metal Price Risk

The Company is exposed to metal price risk with respect to the sales of gold, silver, lead, and zinc concentrates. The following table summarizes the effect on provisionally priced sales and accounts receivables of a 10% change in metal prices from the prices used at December 31, 2024:

Metal	Change %	Effect on Sales $
Gold	+/- 10	294
Silver	+/- 10	468
Lead	+/- 10	487
Zinc	+/- 10	671

During the year ended December 31, 2024, the Company recognized positive sales adjustments of $3.1 million (December 31, 2023 - negative $0.7 million) as a result of changes in metal prices on the final settlement or during the quotational period.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities (see Note 19).

(e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, and interest paid on its SOFR-based debt.

Page | 48

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(f)	Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls, together with additional temporary controls enacted on May 29, 2020, have the effect of requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine pesos; and restricting the sale of Argentine pesos for foreign currency. These changes have since been ratified and the legislation has been extended to December 31, 2025.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

As at December 31,	2024 $	2023 $
Equity	1,403,865	1,238,367
Debt	126,031	206,847
Lease obligations	67,977	57,401
Less: cash and cash equivalents	(231,328)	(128,148)
	1,366,545	1,374,467

Other than the restrictions related to the Argentine capital controls, and complying with the debt covenants under the Company’s Amended Credit Facility, the Company is not subject to any externally imposed capital requirements. As at December 31, 2024 and 2023, the Company was in compliance with its debt covenants.

28.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the years ended December 31, 2024 and 2023 are as follows:

	Years ended December 31,
	2024 $	2023 $
Trade and other receivables	(46,365)	(17,111)
Prepaid expenses	2,648	(3,242)
Inventories	(24,452)	(21,020)
Trade and other payables	(4,313)	31,636
Total changes in working capital	(72,482)	(9,737)

Page | 49

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Lease obligations $
As at December 31, 2022	-	42,155	177,020	21,346
Additions	-	-	75,500	48,805
Terminations	-	-	-	(21)
Conversion of debenture	-	(225)	-	-
Interest	-	1,971	926	3,658
Payments	-	-	(90,500)	(16,625)
Foreign exchange	-	-	-	238
As at December 31, 2023	-	43,901	162,946	57,401
Additions	172,500	-	68,000	27,038
Transaction costs	(6,488)	-	-	-
Additions allocated to equity	(45,999)	-	-	-
Transaction costs allocated to equity	1,730	-	-	-
Terminations	-	-	-	(75)
Conversion of debenture	-	(35,383)	-	-
Interest	4,288	1,131	2,054	4,507
Extinguishment of debt	-	146	-	-
Payments	-	(9,795)	(233,000)	(20,690)
Foreign exchange	-	-	-	(204)
As at December 31, 2024	126,031	-	-	67,977

The significant non-cash financing and investing transactions during the years ended December 31, 2024 and 2023 are as follows:

	Years ended December 31,
	2024 $	2023 $
Mineral properties, plant and equipment changes in closure and reclamation provision	(2,845)	(9,559)
Additions to right-of-use assets	27,038	48,805
Share units allocated to share capital upon settlement	3,078	2,864
Acquisition of Chesser	-	45,548
Stock options allocated to share capital upon exercise	-	96

29.  NON-CONTROLLING INTERESTS

As at December 31, 2024, the non-controlling interests (“NCI”) of the State of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A., totaled $10.0 million. The income attributable to the NCI for the year ended December 31, 2024, totaling $7.3 million, is based on net income for Yaramoko.

Page | 50

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at December 31, 2024, the NCI of the State of Côte d’Ivoire, which represents a 10% interest in Roxgold SANGO S.A., totaled $52.2 million. The income attributable to the NCI for the year ended December 31, 2024, totaling $5.8 million, is based on net income for Séguéla.

Summarized statement of financial position
	Yaramoko	Séguéla
As at December 31, 2024	$	$
Non-controlling interests percentage	10%	10%
Current assets	63,106	76,580
Non-current assets	130,952	397,475
Current liabilities	(40,888)	(97,752)
Non-current liabilities	(30,421)	(201,716)
Net assets	122,749	174,587

Non-controlling interests	10,009	52,199

Summarized income statement
	Yaramoko	Séguéla
For the year ended December 31, 2024	$	$
Revenue	278,347	330,415
Net income and comprehensive income	52,440	112,644

Summarized cash flows
	Yaramoko	Séguéla
For the year ended December 31, 2024	$	$
Cash flows provided by operating activities	123,638	159,145
Cash flows used in investing activities	(30,503)	(128,052)
Cash flows used in financing activities	(82,468)	(77,115)

30.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in September 2024, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $2.4 million, final closure activities of $13.5 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law of Peru.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. As at December 31, 2024, the Company provided a bank letter guarantee of $12.9 million to the Peruvian Government in respect of such closure costs and taxes. In January 2025, the Company updated its bank letter guarantee to $15.2 million.

(b)    Other Commitments

Argentina

As at December 31, 2024, the Company had capital commitments of $1.8 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Page | 51

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on December 31, 2024, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $16.5 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

Additional early termination payments may apply under certain other service agreements, amounting to an approximate cumulative fee of $5.2 million as at December 31, 2024.

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.2 million (4.3 million Peruvian soles), including interest and penalties of $0.8 million (2.9 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessment. On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at December 31, 2024, the Company has recorded the amount paid of $1.2 million (4.3 million Peruvian soles) in other non-current assets, as the Company believes it is probable that the appeal will be successful (see Note 9).

The Company was assessed $0.7 million (2.8 million Peruvian soles), including interest and penalties of $0.4 million (1.7 million Peruvian soles), for the 2011 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from intercompany transactions. The Company applied to the Peruvian tax court to appeal the assessment. On May 14, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

Page | 52

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(e)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

31.   IMPAIRMENT

(a)    Lindero

In accordance with the Company’s accounting policies each cash-generating unit (CGU) is assessed for indicators of impairment from both internal and external sources at the end of each reporting period. If such indicators of impairment exist for any CGU, those CGUs are tested for impairment. Based on this assessment, as at December 31, 2024, the Company determined that the Lindero CGU had indicators of both impairment and impairment reversal. An increase in operating costs due to macro-economic factors, in particular the pace of inflation relative to the devaluation of the Argentine peso was identified as an impairment indicator. The increase in the Company’s estimates of future long-term gold prices was identified as an indicator of impairment reversal.

The recoverable amounts of the CGUs are determined based on the discounted cash flows expected to be derived from the Company’s mining properties, which is a Level 3 fair value estimate. The projected cash flows are significantly affected by changes in assumptions related to long-term metal prices, changes in the amount of recoverable reserves and resources, production cost estimates including the impact of inflation and exchange rates in Argentina, future capital expenditures, discount rates, and the tax regime. The Company estimated the recoverable amount of the Lindero mine as at December 31, 2024 based on its fair value less cost of disposal and concluded that no further impairment charge or impairment reversal was required. Management reached this conclusion by evaluating a range of outcomes for the Lindero CGU based on a discount rate range of 7% to 8% (2023 midpoint: 7.7%) and long-term metal prices of $2,150 to $2,250 per ounce of gold (2023 midpoint: $1,800).  Changes in any of the assumptions used to determine the recoverable amount in future periods may result in further impairment or an impairment reversal. In isolation, a $50/oz increase or decrease in the long term-gold price would result in a $32 million increase or decrease in the recoverable amount, respectively, and a 25 basis point increase or decrease in the discount rate would approximately result in a $4 million decrease or increase in the recoverable amount, respectively.

(b)    San Jose

During the fourth quarter of 2023, a revised life of mine plan for the San Jose mine indicated an earlier depletion of mineral reserves. As a result, as at December 31, 2023, an impairment indicator was identified for the San Jose CGU. The recoverable amount of the San Jose CGU was determined to be $10.0 million, and the Company recorded an impairment loss of $90.6 million to reduce the carrying amount of the CGU to its recoverable amount.

Page | 53

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

32.   SUBSEQUENT EVENTS

(a)    Ad Valorem Tax Rates Increase by 2% for CDI Operations

On January 7, 2025, the Director General of Taxes in Côte d'Ivoire issued a communiqué announcing the entry into force of the Fiscal Annex 2025, which took effect on January 10, 2025. The Fiscal Annex 2025 introduces a reform that will lead to an increase in ad valorem tax rates by 2%. It is possible that it will contain certain other reforms or regulations that could impact the Company's operations in Côte d'Ivoire. These changes are not expected to materially impact the Company's financial position and results of operations.

(b)    Proposed Sale of the San Jose Mine

On January 14, 2025, the Company entered into a binding letter agreement for the sale of its 100% interest in Cuzcatlan, which owns the San Jose mine in Oaxaca, Mexico, to Minas del Balsas S.A. de C.V., a private Mexican company. Consideration for the sale comprises $6 million plus certain prepaid working capital items, with $2 million and the pre-paid working capital items payable on closing and the remaining $4 million payable in equal installments over the following two years; and a contingent consideration of up to approximately $11 million payable upon the completion of certain conditions. In addition, the Company will receive a 1% net smelter return royalty on new production areas from the San Jose mine concessions for a 5-year term from the start of production. The sale is expected to close in the first quarter of 2025, subject to certain closing conditions.

This transaction represents a non-adjusting subsequent event as defined by IAS 10, Events After the Reporting Period.  The criteria for classification as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, were not met as of December 31, 2024. Therefore, the carrying amount of Cuzcatlan as at December 31, 2024, has not been reclassified as held for sale, and no adjustments have been made to the amounts recognized in these financial statements for the year ended December 31, 2024.

Page | 54